July 9, 2007
Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Your Letter Dated June 27, 2007 Regarding
Herbalife Ltd. (File No. 001-32381)’s
Form 10-K for the Fiscal Year Ended December 31, 2006
(“2006 Form 10-K”) (the “Comment Letter”)
Dear Ms. Jenkins:
     Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.
     We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
     For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:
Consolidated Statement of Cash Flows, page 87
1.	We note the inclusion of $20.2 million in “Excess tax benefits from share-based payment arrangements” in your 2006 statement as both a cash flow from financing activities and as an adjustment to reconcile net income to net cash provided by operating activities. Given your presentation of cash flows using the indirect method, please tell us how you have determined that this presentation is appropriate, including the specific accounting literature on which your conclusion is based.

Response:

The Company notes the Staff’s comment, and in response thereto, the Company notes that its presentation of the $20.2 million in “Excess tax benefits from stock-based payment arrangements” in the referenced statement of cash flows is based on paragraph A96 of SFAS No. 123R, which requires excess tax benefits to be classified as a cash inflow from financing activities and a cash outflow from the operating activities under either the direct or indirect method of reporting cash flows.
Note 9. Shareholders’ Equity, page 99
1.	We note that in the description of the assumptions used in applying the Black-Scholes-Merton option-pricing model, you indicate that “the dividend yield reflects that the Company has not paid any cash dividends since inception.” This statement appears to be inconsistent with you Selected Financial Data on page 45, which includes the cash dividends paid per common share in fiscal years 2002 and 2004. Please reconcile this apparent inconsistency in your disclosures.

Response.

The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that the historical dividends referenced in the Staff’s comment were not taken into account because they were either not issued by the Company, or were not regular and recurring dividends. Specifically, the Company respectfully directs the Staff to page 45 of the 2006 Form 10-K, where the Company discloses that the 2002 cash dividend of $0.30 per common share was issued by the Company’s predecessor company, Herbalife International Inc., which was acquired in July 2002 through the going-private transaction. Secondly, the 2004 cash dividend of $2.76 per common share represented a special cash dividend paid by the Company to its pre-initial public offering shareholders in connection with its initial public offering of its common shares in December 2004.

From the Company’s inception in April 2002, to December 31, 2006, the Company did not declare any regular and recurring quarterly cash dividends. Also, the Company did not anticipate any payments of regular and recurring quarterly cash dividends at the time of the preparation of the 2006 Form 10-K, and in fact, in discussions with the Board of Directors, management did not anticipate the institution of a recurring dividend program until at least 2009. Because of the lack of a history of any regular and reoccurring dividends and management’s expectation at the time of the preparation of the 2006 10-K, the Company applied a zero dividend yield as one of the assumptions to the Black- Scholes-Merton option-pricing model for awards granted in 2005 and 2006.

The Company will revise this disclosure in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 and beyond to clarify the inconsistency. Also, partly in response to significant volatility in the Company’s stock created by circumstances beyond the Company’s control (i.e. offer to purchase the Company by Whitney V, L.P. and certain of its affiliates), the Board of Directors, in May of 2007, initiated a regular quarterly dividend program. Consequently, the Company has captured the anticipated dividend yield as one of the factors to be applied in the Black-Scholes-Merton option-pricing model for awards granted subsequent to May of 2007.
* * * * *
     We hope this response has addressed all of Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.
Very truly yours,
HERBALIFE LTD.

By:	/s/ Richard P. Goudis
Richard P. Goudis
Chief Financial Officer